GMX RESOURCES INC.
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9400 N. Broadway, Suite 600, OKC, OK 73114 / PH: 405.600.0711 / FAX 405.600.0600



                               September 8, 2005

VIA EDGAR
VIA FACSIMILE 202-772-9220
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J. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re: GMX Resources Inc.
         Registration Statement on Form S-3 filed August 5, 2005
         File No. 333-127254

Dear Mr. Schwall:

     GMX Resources Inc. respectfully requests acceleration of the effective date of the above- described registration statement to Tuesday, September 13, 2005, at 12:00 noon Eastern Standard Time or as soon thereafter as reasonably practicable. Please confirm the effective date and time of the registration statement.

     We acknowledge that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require further information, please do not hesitate to contact me.


                                                      Sincerely,

                                                      /s/ Ken L. Kenworthy, Sr.
                                                      --------------------------
                                                      Ken L. Kenworthy, Sr.
                                                      EVP & CFO
cc: Carrie Darling
    Jeffrey T. Hills
    Michael M. Stewart